UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-34638

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SPROTT PHYSICAL GOLD TRUST
(Translation of registrant’s name into English)

Suite 2600, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive offices)

________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s home country), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release issued by Sprott Physical Gold Trust (the “Trust”) on October 21, 2020, announcing that it has entered into an amended and restated sales agreement with Cantor Fitzgerald & Co., Virtu Americas LLC and Virtu ITG Canada Corp. (the “Amended and Restated Sales Agreement”).

Attached hereto as Exhibit 99.2 is the Amended and Restated Sales Agreement.

Exhibit 99.2 is hereby incorporated by reference into the Trust’s registration statement on Form F-10 (File No. 333-239717), filed with the Securities and Exchange Commission on July 7, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST
(Registrant)
By Sprott Asset Management GP Inc.,
as general partner of
the manager of the Registrant

	By:	/s/ John Ciampaglia
John Ciampaglia
Director

Dated: October 21, 2020